Exhibit 99.1

January 14, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER REPORTS THEFT OF EXPLOSIVES FROM ITS GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) reports a theft of explosives from one of the mines at its Guanajuato Mine Complex (“the GMC”). The Company has formally notified, and is cooperating fully with, the appropriate authorities and is also conducting an internal investigation.

The Company has voluntarily suspended the use of all explosives material at the GMC and increased measures to secure the material to facilitate the investigation process and safeguard against further attempts of theft. As such, blasting-related mining activity has been temporarily halted pending the outcome of the initial inspection by the authorities, scheduled to begin within 24 hours. The Company’s processing plant has not been impacted and continues uninterrupted at this time with the current ore stockpile of four to five days’ production.

The theft is a serious concern to the Company given the nature of the stolen material, however, no employees were injured, and there was no significant damage to the Company's facilities.

The Mexican regulatory authorities may elect at their discretion to exercise administrative action during the investigation and/or at its conclusion. Administrative action could include a fine and, possibly, a suspension of the Company’s explosives permit during the investigation period or longer, which would negatively impact the operations at the affected mine.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced-stage Guadalupe de Los Reyes Project in Sinaloa, Mexico. Active exploration programs are underway at both projects.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements includes statements regarding the potential actions to be taken by regulatory authorities in respect of the theft of explosives, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or outcomes expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of what, if any, fines may be imposed or permits may be suspended, length of time of any investigation or any suspension, the outcome of any investigation, any mitigating factors relating to Company’s assistance and cooperation with regulatory authorities, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com